THORNBURG INVESTMENT TRUST 485BPOS

Exhibit 99.(i)(5)

March 27, 2026

Thornburg Investment Trust

2300 North Ridgetop Road

Santa Fe, NM 87506

Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 164 under the Securities Act of 1933, as amended, and Amendment No. 183 under the Investment Company Act of 1940, as amended, to the registration statement on Form N-1A (the “Registration Statement”) of Thornburg Investment Trust (the “Trust”) for the registration of an indefinite number of ETF Class shares (the “ETF Class Shares”) of each of Thornburg American Opportunities Fund (formerly, Thornburg Small/Mid Cap Core Fund) and Thornburg Focus Growth Fund (formerly, Thornburg Small/Mid Cap Growth Fund) (each, a “Fund” and collectively the “Funds”), each a series of the Trust.

In connection with this opinion, we have examined the following documents:

(a)	a copy of the Agreement and Declaration of Trust of the Trust – Limited Term Trust, dated June 3, 1987 (the “Declaration of Trust”), on file at the office of the Secretary of the Commonwealth of Massachusetts;

(b)	a copy of the Eighth Supplement to Amended and Restated Designation of Series of the Trust, dated March 4, 2026, on file at the office of the Secretary of the Commonwealth of Massachusetts;

(c)	a copy of the By-Laws of the Trust; and

(d)	such other certificates, documents, and records as we have deemed necessary for the purpose of this opinion.

We are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the ETF Class Shares of each Fund. In all cases, we have assumed the authenticity of original documents and the conformity to authentic originals of all copies examined by us. In addition, we have also assumed the genuineness of all signatures and the legal capacity of all natural persons. We have also relied, without independent verification, upon certificates of officers of the Trust.

We assume that appropriate action has been taken to register or qualify the sale of the ETF Class Shares of each Fund under any applicable state and federal laws regulating offerings and sales of securities. We have also assumed that each of the ETF Class Shares of each Fund will be sold for the consideration described in the Registration Statement relating to such ETF Class Shares, as amended to the date of such sale, and that such consideration will in each event be at least equal to the net asset value per share of each such ETF Class Share of the applicable Fund.

Based upon and subject to the foregoing, we are of the opinion that the ETF Class Shares of each Fund being registered have been duly authorized under Massachusetts law and when sold will be validly issued, fully paid, and nonassessable.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust of the Trust disclaims shareholder liability for acts or obligations. The Declaration of Trust of the Trust provides for indemnification solely out of the property of the applicable Fund for all loss and expense of any shareholder of such Fund held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the applicable Fund itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP